
September 17, 2020

Craig D. Fischer
Chief Financial Officer
Hemisphere Media Group, Inc.
4000 Ponce de Leon Boulevard
Suite 650
Coral Gables, FL 33146

      **Re: Hemisphere Media Group, Inc.**
          **Form 10-K for the Year Ended December 31, 2019**
          **Filed March 9, 2020**
          **File No. 001-35886**

Dear Mr. Fischer:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology